UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 5

9 Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

9 Form 3 Holdings Reported

9 Form 4 Transactions Reported

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*	2. Issuer Name **and** Ticker or Trading Symbol AGRONIX, INC. "AGNI"		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X_Director __ 10% Owner X_ Officer (give title below) Other (specify below) **President and CFO**
(Last)(First)(Middle) HAUFF, BRIAN	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)	4. Statement for Month/Year 12/2002	7. Individual or Joint/Group Reporting (check applicable line) _X_ Form Filed by One Reporting Person __ Form Filed by More than One Reporting Person
(Street) 1666 W. 75th Ave. Vancouver, B.C. Canada V6P 6G2 (City)(State)(Zip)		5. If Amendment, Date of Original (Month/Year)	

1. Title of Security (Inst. 3)	2. Transaction Date (Month/Day/ Year)	3. Transaction Code (Inst. 8)	4. Securities Acquired (A) or Disposed of (D) (Inst. 3, 4, and 5)			5. Amount of Securities Beneficially Owned at the end of Issuer's Fiscal Year (Inst. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Inst. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Amount	(A) or (D)	Price			
COMMON STOCK	01/27/2000	P	150,000	A	$0.001	150,000	D	
COMMON STOCK	01/27/2000	P	500,000	A	$0.001	500,000	D*	
COMMON STOCK	01/09/2002	J (1)	150,000	A	N/A	150,000	D	
COMMON STOCK	01/09/2002	J (1)	500,000	A	N/A	500,000	D	

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

*If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(*e.g.*, puts calls warrants options, convertible securities)

1. Title of Derivative Security (Inst. 3)	2. Conversion or Exercise Price of Derivative Security	3. Trans-action Date (Month/Day/Year)	4. Trans-action Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Inst. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Inst. 3 and 4)		8. Price of Derivative Security (Inst. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Inst. 4)	10. Ownership of Derivative Security: Direct (D) or Indirect (I) (Inst. 4)	11. Nature of Indirect Beneficial Ownership (Inst. 4)
				(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
OPTIONS	$0.50	1/27/2000	P	300,000		1/27/2000	1/27/2006	COMMON	300,000	$0.50	300,000	D	
OPTIONS	$0.50	1/09/2002	J (1)	300,000		1/09/2002	1/27/2006	COMMON	300,000	$0.50	300,000	D	

Explanation of Responses: * Includes 500,000 performance shares which are currently held in escrow pursuant to an agreement dated January 27, 2000. Such shares shall be released from escrow based upon the Company's cumulative cash flow. For each $0.25 of cash flow, one share will be released. Any performance shares not released from escrow on or before January 27, 2010, shall be cancelled. J (1): On January 9, 2002, the Company underwent a 2:1 forward split.

/S/ BRIAN HAUFF   2/10/2003

**Signature of Reporting Person   Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 788ff(a).
Note: File three copies of this Form, one of which must be manually signed.
        If space provided is insufficient, *see* Instruction 6 for procedure.